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                                   FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                             As of November 26, 2002

                         TUBES OF STEEL OF MEXICO, S.A.
                 (Translation of Registrant's name into English)

                         TUBOS DE ACERO DE MEXICO, S.A.
                             Edificio Parque Reforma
                               Campos Eliseos #400
                           Mexico, D.F., 11560 Mexico
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                      Form 20-F   X        Form 40-F
                               --------              --------
      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                      Yes          No    X
                         --------     --------


  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.
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The press release contained in this Report is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2002



                         Tubos de Acero de Mexico, S.A.

By: /s/ Gerardo Varela                      By: /s/ Cecilia Bilesio
------------------------                    -------------------------
Gerardo Varela                              Cecilia Bilesio
Chief Financial Officer                     Corporate Affairs